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                                                                    Exhibit 23.1


The Board of Trustees
Archstone Communities Trust:

     We consent to the incorporation by reference in the registration statement on Form S-3 of Archstone Communities Trust, of our reports dated January 27, 2000, except as to note 16 which is as of February 4, 2000, relating to the balance sheets of Archstone Communities Trust as of December 31, 1999 and 1998, and the related statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999 and the related schedule, which reports appear in the December 31, 1999 annual report on Form 10-K of Archstone Communities Trust, and to the reference to our firm under the heading "Experts" in the registration statement.


                                    KPMG LLP
Chicago, Illinois
November 8, 2000